SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PLIM4: R$ 1.08/share (Bovespa)
NETC: US$ 3.55/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$ 3.69/10 shares (Latibex)
Total number of shares: 2,028,855,530
Market Value: R$ 2,191.2 million
Closing price: 11/11/03

Net Serviços Announces Third Quarter 2003 Financial Results

São Paulo, November 11th, 2003 – Net Serviços de Comunicação S.A., (Bovespa: PLIM4 and PLIM3; Nasdaq: NETC; Latibex: XNET), the largest Pay-TV multi-service operator in Latin America, an important provider of bi-directional broadband Internet access (Vírtua) and multimedia and data communication services for corporate networks, announced today its earnings results for the third quarter of 2003 (3Q03).

The following financial and operating information, except where otherwise stated, is unaudited and presented in U.S. GAAP on a consolidated basis.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Financial Highlights	3Q03	2Q03	Var.(%)	9M03	9M02	Var.(%)
(US$ million)
Net Revenues	110.0	100.1	9.8%	292.7	324.7	(9.8%)
EBITDA	28.6	24.2	17.8%	72.2	78.4	(8.0%)
EBITDA Margin	26.0%	24.2%		24.7%	24.2%
EBIT	8.4	8.0	5.8%	21.1	14.1	49.5%
Net Profit (Loss)	(25.1)	20.4	n.a	(16.7)	(622.6)	97.3%
Net Debt	293.6	311.4	5.7%	293.6	310.1	5.3%
Operating Highlights
Pay TV subscriber base (thousands)
- Connected Subscribers	1,334.7	1,318.9	1.2%	1,334.7	1,352.4	(1.3%)
- Temporarily Blocked (a)	17.8	18.6	(4.3%)	17.8	14.2	25.4%
- Active subscribers	1,316.9	1,300.3	1.3%	1,316.9	1,338.2	(1.6%)
Number of Optical Nodes – Total	2,873	2,847	0.9%	2,873	2,836	1.3%
Number of Optical Nodes – Bi-directional	1,092	1,082	0.9%	1,092	1,082	0.9%
Homes Passed (thousand)	6,563.8	6,549.6	0.2%	6,563.8	6,512.9	0.8%
Churn Rate in the quarter (Annualized)	14.0%	14.2%		14.1%	17.9%
Churn Rate - 12 months	14.1%	15.1%		-	-
Pay-TV ARPU (US$ /subscriber) (b)	31.50	29.02	8.5%	27.74	28.90	(14.1%)
Broadband subscribers base	74,831	63,537	17.8%	74,831	50,654	47.7%
Vírtua Subscribers/Pay TV subscriber base	5.7%	4.9%	-	5.7%	3.8%	-
Vírtua Subs./ Bi-directional Subscribers Base(c)	19.1%	14.8%	-	19.1%	11.7%	-
Churn Rate (Annualized)	11.7%	13.1%		11.7%	19.9%
Churn Rate - 12 months	14.5%	17.0%		-	-
Broadband ARPU (US$ /subscriber) (c)	22.12	22.11	0.0%	20.09	22.35	(4.0%)
Total Corporate Network Stations	5,600	4,691	19.4%	5,600	4,045	38.4%
- Company-owned	1,378	1,314	4.9%	1,378	1,202	14.6%
- Third Party	4,222	3,377	25.0%	4,222	2,843	48.5%
Number of employees	3,020	2,964	1.9%	3,020	3,431	(12.0%)
(a) Temporarily blocked subscribers, but still connected, likely to resume payment.
(b) Monthly Pay TV Gross revenues (excluding sign-on and hook-up revenues) per average active subscribers in the period.
(c) Monthly Broadband Gross revenues (excluding sign-on and hook-up revenues) per average connected subscribers in the period.

Contacts:	Marcio Minoru Miyakava	Lu Yuan Fang
	+5511 5186-2811	+5511 5186-2637
	minoru@netservicos.com.br	lfang@netservicos.com.br

Average exchange rate decreased from R$ 2.98/US$ in 2Q03 to R$ 2.93/US$ in 3Q03, resulting in an appreciation of 1.7%. End period exchange rate increased from R$ 2.92/US$ in 3Q03 to R$ 2.87/US$ in 2Q03, resulting in a depreciation of 1.7%. As a consequence, exchange rate variation didn’t have significant influence on 3Q03 results.

  Net revenues1 totaled US$ 110.0 million an increase of 9.8% compared to US$ 100.1 million presented in 2Q03. This growth is due to the concentration of monthly fee readjustments in the months of June and September and the increase in broadband subscribers base.

  EBITDA2 in the quarter totaled US$ 28.6 million, 17.8% higher than the result of US$ 24.2 million registered in 2Q03, mainly as a consequence of higher net revenues, lower general and administrative expenses and lower costs related to Vírtua’s link.

  Operating Income (EBIT) maintained its growth trend and reached US$ 8.4 million in 3Q03, a 5.8% increase compared to US$ 8.0 million recorded in the previous quarter.

  Net Debt reached US$ 293.6 million in the end of the quarter, 5.7% below 2Q03’s net debt of US$311.4 million.

  Net Loss3 was US$ 25.1 million (US$ 0.01 per ADS). Operating performance and EBIT improved during the quarter, however, the financial result – excluding the positive impact of the exchange variation presented in the previous quarter – was the main reason for this loss. In the year, total net loss was US$ 16.7 million, a significant improvement when compared to the loss of US$ 622.6 million in the first nine months of 2002.

  Pay-TV ARPU (Total gross revenues excluding sign-on and hook-up revenues divided by the average number of active subscribers) increased 8.5% reaching US$ 31.50 in 3Q03 from US$ 29.02 in the previous quarter, as a consequence of readjustments in the monthly fees.

  Broadband ARPU (Total gross revenues excluding sign-on and hook-up revenues divided by the average number of active subscribers) remained at US$ 22.12.

1. BR GAAP: Net Revenues were R$ 321.7 million, an 8.4% increase compared to R$ 296.9 million in 2Q03.
2. BR GAAP: EBITDA was R$ 81.1 million, 4.5% higher than the R$ 77.7 million recorded in 2Q03.
3. BR GAAP: Net Loss in 3Q03 was R$ 106.8 million compared to a Net Income of R$ 31.5 million in 2Q03.

OPERATING PERFORMANCE

PAY-TV

  After stabilizing in 2Q03, Net Serviços active subscribers base resumed its growth in 3Q03, rising 1.3% compared to the previous quarter, from 1,300.3 thousand to 1,316.9 thousand subscribers. Such growth is mainly due to the Company’s selling and marketing efforts as well as actions towards reducing churn and increasing customers’ loyalty.

  During 3Q03, the Company intensified its marketing efforts through new public television advertisements and direct sales initiatives, adopting a more active policy towards the acquisition of new clients. As a result, gross sales in 3Q03 rose 31% when compared to the previous quarter and 78% when compared to 3Q02.

  The Company also launched new products, designed to serve some market niches, such as hotels, executive accomodations and condominiums. Some of these new options are the 4 and 5 stars packages, exclusively available to hotels and executive accommodations, and the Net Coletivo (Collective) package that offers benefits such as differentiated pricing and free additional point to condominiums that reach a given minimum penetration rate among residents.

  The Company launched a pilot project with new-segmented packages and different choices of prices and channels, in the cities of Campinas, Indaiatuba and Santos. The new selections are Net Informação – information (containing news, documentaries, information and music channels), Net Variedades - Varieties (Master package excluding the Sportv channel), Net Esportes - Sports (Net Variedades plus sports channels), Net Filmes - Movies (Net Variedades plus movie channels) and the complete package, Net Opções - Options (the Advanced package). Depending on the results of this product launch, the new-segmented packages will be extended to other operations.

  During the quarter, Boomerang, Discovery Health and Fox News channels were included in the programming line-up.

  Churn rate over the last 12 months decreased to 14.1% against 15.1% in 2Q03 mainly due to the actions taken through the retention and reversion islands.

  In 3Q03, voluntarily requested disconnections accounted for 26% of total disconnections. The main reason for disconnections, moving to other cities or to areas not covered by our cable network remained stable against the previous quarter, corresponding to 40% of total disconnections. Those explained by financial or personal reasons were 17%, compared to 20% in 2Q03, due to better expectations regarding the Brazilian economy. Migration to competition remains low and represented 3% of disconnections in the 3Q03, compared to 2% in the previous quarter.

  The Brazilian Soccer Championship pay-per-view sales in 3Q03 totaled 38,000 sales, mainly comprised of single matches. This represents a 37.7% decrease compared to 2Q03 and a 59.6% drop in relation to the same period of the previous year. These results are mainly due to the new format of the 2003 Brazilian Soccer Championship, which concentrated sales during the initial months of the competition, which started in April. There were 136 thousand sales in the first nine months of 2003, a 44% growth when compared to 94 thousand sales in the same period of 2002.

  Net Serviços launched a new website (www.netservicos.com.br) in August, designed to make communication with subscribers easier. Through the new website, subscribers can access the programming line-up, alter their current package and purchase a la carte channels and pay-per-view events and packages, and also direct access to the Ombudsman team.

BROADBAND

  Vírtua sales totaled 15.5 thousand in the quarter, a 76.2% growth versus the 8.8 thousand sales in 2Q03. The Company maintained the promotion that made cable modems available under a free lease agreement to subscribers in most cities where Vírtua is available, and also extended the hook-up fee exemption to all operations.

  Despite these promotions, Vírtua remains producing positive operating margin, since it doesn’t require capital expenditures in the network and the payback on the investment to acquire clients is less than twelve months. Moreover, this product is essential to promote loyalty among our pay-TV subscribers, and its growth is supported by long term financing (30 to 48 months) from cable modem suppliers.

  The active broadband base ended the quarter with 74.8 thousand subscribers, 17.8% above the base of 63.5 thousand in 2Q03. Penetration in the active Pay-TV subscriber base increased to 5.7% and in the subscriber base with bi-directional access, to 19.1%.

  Due to actions from retention and reversion islands, Vírtua’s churn rate in the last 12 months also improved, reaching 14.5% against 17.0% in 2Q03.

CALL CENTER PERFORMANCE

Performance	June-03			September-03
	SP	RJ	POA	SP	RJ	POA
-Average waiting time	1'10''	20'	10'	7''	8'	56'
-% of answered calls	78%	98%	98%	98%	99%	85%

  In September the Company hired Contax, which replaced EDS as the Call Center service supplier in November. Despite the improvement in performance after the outsourcing to EDS, the Company realized that some features, such as the forwarding of calls to another center in case of congested lines, are necessary and that the new supplier will be able to provide this service better suited to the new operating environment.

CORPORATE NETWORKS

  The corporate network segment ended the quarter with 5,600 stations, of which 1,378 were company-owned stations and 4,222 were third-party stations. The number of stations increased 19.4%, 4.9% and 25.0%, respectively, compared to 2Q03.

  The Company launched EasyFly, a product that consists of deploying communication terminals through mobile satellites and can support applications such as Broadband Internet access, corporate networks and video transmissions of events.

CONSOLIDATED EARNINGS ANALYSIS

Gross Revenues Breakdown

	3Q03	2Q03	1Q03	4Q02	3Q02
Gross Revenues	100%	100%	100%	100%	100%
Subscription	85.8%	86.1%	86.6%	86.6%	86.1%
Hook-up	1.6%	1.9%	1.6%	1.6%	1.5%
Pay Per View	3.5%	3.4%	3.0%	2.8%	4.4%
Corporate Networks	3.8%	3.6%	3.5%	3.9%	3.4%
Vírtua	3.5%	3.4%	3.3%	3.1%	2.5%
Others*	1.9%	1.7%	2.1%	1.9%	2.0%
*Includes, among others, revenues from Programming Guide, Technical Assistance and Rental of Network

  Gross revenues totaled US$ 135.7 million, increasing 9.3% compared to US$ 124.2 million in the previous quarter. Gross revenues are comprised of the following:

1. Pay-TV subscription revenues4 reached US$ 116.5 million, an 8.9% increase compared to US$ 106.9 million presented in the previous quarter. This increase is due to monthly fee readjustments in the South East and Middle West regions in June, which had a full impact only in 3Q03, and readjustments in the South region in September.

2. Average hook-up revenue (per new subscriber) reached US$ 31.83 in the quarter, a 29.6% decrease compared to US$ 45.24 in the previous quarter. The main reason for this drop is fidelity option sales for the Advanced package in some operations, where new subscribers that agree to maintain the service for at least 12 months are exempted from the hook-up fee. Despite this exemption, the subscriber commitment to remain in the base for the 12-month period assures the payback required by the Company.

3. Pay-Per-View revenues (PPV) rose 11.6% in the quarter, totaling US$ 4.7 million compared to US$ 4.2 million in the previous quarter. In spite of lower sales volume of the Brazilian Soccer Championship versus the previous quarter, the recognition of sales of full packages resulted in higher revenues in this quarter.

4. Broadband revenues5 rose to US$ 4.8 million in 3Q03, 14.9% above revenues of US$ 4.2 million recorded in the previous quarter, driven by a 17.8% expansion in subscriber base.

5. Corporate networks revenues reached US$ 5.1 million, a 15.3% growth versus US$ 4.4 million in the previous quarter, mainly due to the increase in the number of network stations.

  Services and other taxes, including sales taxes and cancellations, reached US$ 25.7 million, a 6.9% increase compared to US$ 24.1 million in 2Q03. This growth is mainly due to increase in taxes related to revenues, such as ICMS, FUST and FUNTTEL, a consequence of higher gross revenues in the quarter.

  Therefore, Net Revenues in 3Q03 totaled US$ 110.0 million an increase of 9.9% compared to US$ 100.1 million presented in 2Q03.

4 BR GAAP: Pay-TV subscription revenues reached R$ 343.2 million in 3Q03 compared to R$ 319.7 million in 2Q03.
5 BR GAAP: Broadband revenues increased 13.3% from R$ 12.4 million in 2Q03 to R$ 14.0 million this quarter.

Expenses as a Percentage of Net Revenues

	3Q03	2Q03	1Q03	4Q02	3Q02
Net Revenues	100%	100%	100%	100%	100%
Direct Operating Expenses	55.5%	55.5%	57.0%	62.0%	59.8%
Programmers and Royalties	34.0%	34.1%	34.7%	38.7%	37.9%
Network Expenses	7.4%	6.8%	7.3%	6.9%	6.2%
Customers Relations	1.5%	2.0%	1.8%	2.3%	2.3%
Payroll and Benefits	6.0%	6.1%	6.2%	6.3%	8.4%
Other costs	6.7%	6.6%	7.0%	7.7%	5.0%
Selling, General and Admin.	18.5%	20.3%	19.5%	48.1%	18.8%
Selling	3.7%	3.2%	1.9%	1.1%	0.5%
General & Administrative	13.1%	14.3%	14.9%	15.9%	14.8%
Bad debt expense	1.2%	1.2%	2.9%	2.9%	3.2%
Goodwill impairment	0.0%	0.0%	0.0%	3.5%	0.0%
Other	0.6%	1.6%	-0.3%	24.7%	0.2%
EBITDA	26.0%	24.2%	23.5%	-10.1%	21.4%

  Direct Operating Expenses were US$ 61.1 million in 3Q03, 9.9% higher than the expenses of US$ 55.6 million registered in the previous quarter. The main reasons for our performance are the following:

1. Programming and Royalties were US$ 37.3 million in the quarter, a 9.5% increase compared to US$ 34.1 million in 2Q03. This is a result of the annual readjustment of some channels during the month of June according to 12-month IGP-M inflation index, which only had a full impact in this quarter.

2. Network Expenses totaled US$ 8.2 million, a 20.5% growth over US$ 6.8 million registered in the previous quarter. This increase is due to higher pole rental fees in some operations - readjusted by the IGP-M inflation index - and the non-recurring reversion of provisions in the amount of US$ 0.4 million in 2Q03, related to a negotiation with Eletropaulo.

3. Customer Relations were US$ 1.6 million this quarter compared to US$ 2.0 million in 2Q03, an 18.5% decrease. This is a consequence of the complementation of provisions made in 2Q03 regarding payments due to renegotiations made with suppliers. Excluding the effect of these provisions, customer relations’ expenses would have remained fairly stable.

4. Payroll and Benefits expenses totaled US$ 6.5 million, a 7.5% growth compared to US$ 6.1 million in the previous quarter. This increase is mainly a result of the 6% wage readjustment from the collective labor agreement, which occurred in July.

5. Other Operating Expenses, including third-party services and Vírtua link, rose 11.7% to US$ 7.4 million in 3Q03. The Company renegotiated Vírtua’s link cost with suppliers, reducing it by nearly US$ 0.3 million. However, the readjustment of the amount paid to EDS concerning the call center services, following the IGP-M inflation index, and a US$ 0.2 million increase related to higher demand from corporate networks engineering services offset those savings, resulting in higher expenses.

  Selling, General and Administrative Expenses (SG&A) totaled US$ 20.4 million, remaining stable versus the 2Q03 figure. This result is comprised as follows:

1. Selling Expenses rose 27.6% and totaled US$ 4.0 million compared to US$ 3.2 million in 2Q03. As previously mentioned, the Company has intensified its marketing initiatives in the media, focusing on public television and direct mail campaigns. Moreover, the resizing of the call center to perform active sales and the hiring of new employees connected with the new sales policy also contributed to this increase in selling expenses.

2. General and Administrative Expenses remained fairly stable at US$ 14.4 million, against US$ 14.3 million in 2Q03. The provision for Net Brasília ICMS (sales tax) fine in 2Q03, in the amount of US$ 0.5 million, and the reclassification of provisions for income tax and social contribution fines, in the amount of US$ 0.4 million, had a negative effect on these expenses. On the other hand, the increase in payroll due to the 6% readjustment from the collective labor agreement offset that effect.

3. Bad Debt Expenses, or BDE, reached US$ 1.3 million, compared to US$ 1.2 million in 2Q03, a 4.3% increase, maintaining BDE at the same level registered in the previous quarter, or 1.2% of net revenues. This stabilization was due to the reversion of the debt balance of some delinquent subscribers as a result of collection initiatives implemented by the Company in the beginning of 3Q03 in São Paulo, which include enhanced agility in active collection of past due fees and bounced checks and the booking of delinquent clients in the Brazilian Credit Protection Service (SPC), after all collection actions.

4. Other SG&A expenses were US$ 0.7 million in the quarter, 58.8% lower than 2Q03 figure of US$ 1.6 million, when the Company made provisions for labor lawsuits. Additionally, provisions for contingencies related to income tax and social contribution in the amount of US$ 0.3 million were reclassified.

  Consolidated EBITDA6 grew 17.8%, reaching US$ 28.6 million in 3Q03 from US$ 24.2 million in the previous quarter. EBITDA margin rose from 24.2% to 26.0%. The EBITDA breakdown by operating segment is as follows:

1. Pay-TV EBITDA in the quarter was 17.0% higher, totaling US$ 25.9 million versus US$ 22.1 million in 2Q03. Despite the increase in programming costs, higher revenues from monthly fees were responsible for this improvement in EBITDA.

2. Broadband EBITDA rose 36.3%, reaching US$ 2.0 million compared to US$ 1.5 million in 2Q03. The Company successfully negotiated cost reductions for Vírtua’s link, allowing the subscribers base to grow without increasing operating costs.

3. Corporate Networks EBITDA remained stable at US$ 0.7 million in this quarter, since higher revenues were offset by the increase in expenses with engineering services.

  Depreciation and amortization expenses reached US$ 19.3 million in 3Q03, a 20.3% increase in relation to US$ 16.0 million recorded in the previous quarter, due to the reassessment of the useful lives of some assets.

  Operating Income (EBIT) maintained its growth trend and reached US$ 8.4 million in 3Q03, a 5.8% increase compared to US$ 8.0 million recorded in the previous quarter. This improvement in EBIT is a consequence of the aforementioned factors.

6 As calculated by us, EBITDA represents the sum of: (a) net income (loss); (b) minority interests in results of consolidated subsidiaries; (c) equity in earnings (i.e., companies in which we have between a 20% and 50% equity interest) net; (d) cumulative effect of accounting change; (e) income tax benefit (expense); (f) other non-operating expenses, net; (g) financial income; (h) financial expenses; (i) monetary indexation, net; (j) loss on exchange rate, net; (k) loss on write-down of equipment; (l) unusual charges and (m) depreciation and amortization. We present EBITDA in this press release because we believe EBITDA is a standard financial statistic commonly reported and widely used by analysts and other interested parties in the pay-TV industry. EBITDA should not be considered in isolation or as a substitute for net income or loss, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. EBITDA also does not represent funds available for dividends, reinvestment or other discretionary uses. Because EBITDA is not determined in accordance with U.S. GAAP, EBITDA as calculated and reported by other companies may not be comparable to EBITDA as calculated and reported by us.

Net Financial Result

US$ Thousand	3Q03	2Q03	1Q03	4Q02	3Q02
Net Financial Result	(33,587)	13,195	(15,311)	(50,161)	(116,925)
Monetary indexation, net	(1,252)	3,361	393	998	(12,246)
Loss on exchange rate, net	(5,037)	32,712	10,137	17,320	(85,042)
Financial expenses	(26,240)	(14,354)	(20,942)	(30,078)	(16,500)
Financial expenses - debt	(20,057)	(14,137)	(18,027)	(27,186)	(16,258)
Financial expenses - others	(6,183)	(216)	(2,915)	(2,892)	(242)
Other Financial expenses	(4,150)	(9,529)	(7,601)	(42,694)	(12,214)
Financial income	3,091	1,005	2,703	4,293	9,077
Other (non operating)	188	(265)	170	(5,567)	(249)

  Net financial result7 was negative US$ 33.7 million, compared to positive US$ 13.2 million in the previous quarter. These results were originated as follows:

1. Monetary indexation, net was negative US$ 1.3 million, compared to a positive result of US$ 3.4 million registered in the previous quarter. This is due to lower impact of IGP-M inflation index on outstanding debentures in 3Q03.

2. Loss on exchange rate, net was US$ 5.0 million compared to a gain of US$ 32.7 million in 2Q03, mainly as a result of the behavior of the foreign exchange rate in the quarter.

3. Debt financial expenses8 9 were US$ 26.2 million, an 82.8% increase over expenses of US$ 14.4 million in 2Q03. In 3Q03, US$ 20.1 million of the amount relates to interest on financial loans compared to US$ 14.1 million in 2Q03. As commented in 2Q03 earnings release, there were adjustments in that quarter due to the reclassification of the exchange rate variation from income tax on Senior Notes and Net Sul Notes (US$ 1.8 million), the reversal of the book entry regarding interest due to suppliers (US$ 2.8 million), and the elimination in the consolidation of this account with the financial income account (US$ 3.0 million). Disregarding these effects, this increase would have been 21.5%, mainly due to the recording of interests in the amount of US$ 4.2 million over tax, labor and civil contingencies recognized in the end of 2002.

4. Other financial expenses totaled US$ 4.2 million, below the expenses of US$ 9.5 million registered in the previous quarter. The reduction is due to the reclassification of restructuring expenses, which were booked in the “prepaid expenses” account of the balance sheet and will be amortized according to the result of the negotiation with creditors, and the lower impact of Pis/Cofins taxes as a result of the depreciation of the real.

5. Financial income rose to US$ 3.1 million in relation to US$ 1.0 million in 2Q03, due to the US$ 1.1 million adjustment made in the previous quarter, as explained above, and higher revenues from financial investments, which increased to US$ 2.0 million from US$ 1.0 million in 2Q03.

  Net Loss was US$ 25.1 million (US$ 0.01 loss per share), against a Net Income of US$ 20.4 million (US$ 0.01 profit per share) recorded in 2Q03. Despite the improvement in the operating performance and EBIT growth, the negative financial result - without the positive impact of the exchange variation presented in the previous quarter – caused this loss. In the year, accumulated net loss totaled US$ 16.7 million, a significant improvement when compared to the loss of US$ 622.6 million in the first nine months of 2002.

7 Net Financial Result = Monetary indexation, net + Loss on exchange rate, net + Debt Financial Expenses + Other Financial Expenses + Financial Income
8 Financial expenses = Debt Financial Expenses + Other Financial Expenses
9 Debt financial expenses includes interest from debt, suppliers and tax contingencies

DEBT, CAPITALIZATION AND CASH

	3Q03	2Q03	3Q02
Short Term Debt	345,763	348,056	92,647
Commercial loans (in US$)	37,587	35,134	35,294
Commercial loans (in R$)	36,682	37,305	27,285
Current portion of long-term debt	271,494	275,617	30,068
Senior Guaranteed Notes - 2004	97,692	97,692	-
Net Sul Notes	72,300	72,300	-
International Finance Corporation	11,681	11,681	20,579
Eximbank	-	2,453	1,853
Other long-term debt (US$)	-	-	995
Convertible Debentures 1999 (R$-denom.)	14,518	14,841	-
Debentures 2001 (R$-denom.)	66,751	67,946	-
Leasing (R$-denom.)	-	-	222
Other long-term debt (R$ - denom.)	8,552	8,705	6,419
Long Term Debt	-	-	246,815
Senior Guaranteed Notes - 2004	97,692	97,692	97,692
Net Sul Notes	72,300	72,300	80,000
International Finance Corporation	11,681	11,681	29,346
Eximbank	-	2,453	2,793
Other long-term debt (US$)	-	-	1,241
Convertible Debentures 2006 (R$-denom.)	14,518	14,841	9,034
Debentures 2001 (R$-denom.)	66,751	67,946	50,101
Leasing (R$-denom.)	-	-	256
Other long-term debt (R$ - denom.)	8,552	8,705	6,419
Current portion of long-term debt	(271,494)	(275,617)	(30,068)
Total Debt	345,763	348,056	339,461
Cash	52,128	36,703	29,382
Net Debt	293,635	311,353	310,079
US dollar-denominated debt	219,260	219,260	246,366
	63.4%	63.0%	72.6%
Brazilian real-denominated debt	126,503	128,796	93,095
	36.6%	37.0%	27.4%

  By the end of 2Q03, the Company’s Total Debt was US$ 345.8 million, fairly stable when compared to US$ 348.0 million in 2Q03. Net Debt reached US$ 293.6 million at the end of the quarter.

  Cash Position reached US$ 52.1 million at the end of 3Q03. However, around US$ 27 million of that total has already been committed because these expenses were previously scheduled to be paid and were postponed due to the negotiation agreed by the parts. These are expenses related to restructuring - initially estimated to be paid in 2003 - and suppliers that were already hired and had been recognized in the results. Both amounts will only be disbursed during 2004.

  The company is still seeking a suitable capital structure, jointly with its creditors. As a result, no amortization of principal and interest was made during the quarter, and, at the end of 3Q03, the whole debt was still defined as short-term and fines and interest on arrears were recorded on the balance sheet.

  US-dollar denominated debt was 63.4% of total debt, fairly stable when compared to 2Q03.

FINANCIAL DEBT BREAKDOWN

US$ Million	12 months	3Q03
US dollar-denominated debt	219.3	219.3
- Senior Guaranteed Notes	97.7	97.7
- Syndicate - Net Sul Notes	72.3	72.3
- International Finance Corporation - IFC	11.7	11.7
- Eximbank	2.5	2.5
- Trade Finance	15.5	15.5
- Commercial Loans (in US$)	19.7	19.7
Brazilian real-denominated debt	126.5	126.5
- Convertible Debentures - 1999	14.5	14.5
- Debentures - 2001	66.8	66.8
- Commercial Loans (in R$)	45.2	45.2
Total	345.8	345.8

Financial ratios	3Q03	2Q03	3Q02
EBITDA/Interest Expenses	1.09	1.69	1.21
Net Debt/EBITDA(X4)	2.57	3.21	3.89
Debt/(EBITDA+Financial Income)(X4)(	2.73	3.45	2.93

EBITDA(X4)/Active Subscribers	US$87	US$75	US$60
EBITDA(X4)/Number of Employees(000)	US$38	US$33	US$23
Net Revenues(X4)/Active Subscribers	US$334	US$308	US$278
Net Revenues(X4)/Number of Employees(000)	US$146	US$135	US$108

UPCOMING EVENTS

1. Conference call – 3Q03 Financial Results

Date: November 14th, 2003

BR GAAP (Portuguese):
7:00 am (US Eastern Time):	Telephone #:	(55 11) 3155-1671
	Replay #:	(55 11) 3155-1490
Conference ID:Net Serviços
Live webcast (audio only): http://ir.netservicos.com.br

US GAAP (English):
9:00 am (US Eastern Time):	Telephone #:	(+1 973) 935-8516
	Replay #.	(+1 973) 341-3080
Conference ID:4305562 or Net Serviços
Live webcast (audio only): http://ir.netservicos.com.br

If you have any questions or statements, please email our IR Team - ri@netservicos.com.br before the beginning of the conference call. The questions will be answered during the Conference Call.

2. Public Presentations

New York – Brazil Day	Madrid – Latibex Forum
New York Palace Hotel	Westin Palace Hotel
455, Madison Avenue	Plaza de las Cortes, 7
Date: November 17th	Dates: November 20th
Time: 9:00 am (US – ET)	Time: 4:00 pm (Central European Time)

São Paulo – Investors’ Apimec Meeting	Rio de Janeiro – Investors’ Abamec Meeting
Apimec Headquarters	Abamec Headquarters
Rua São Bento, 545 – 5th floor	Av. Rio Branco, 103 – 21st floor
Date: November 26th	Date: November 27th
Time: 9:00 am – Brazil time	Time: 5:00 am – Brazil time

3. Reporting Dates of Upcoming Results

4Q03 -> Date: 2nd/3rd week of March, 2004
1Q04 -> Date: 2nd/3rd week of May, 2004
2Q04 -> Date: 2nd/3rd week of August, 2004

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

FINANCIAL STATEMENTS	(non-audited)

Net Serviços de Comunicação S.A.
Income Statement	3Q03	2Q03	3Q02	9M03	9M02
US GAAP - (in US$ thousands)

Revenues
Subscriptions	116,456	106,900	97,095	310,941	337,834

Sign-on and hookup revenue, net	2,176	2,357	1,686	6,173	7,390
Gross sign-on and hookup fee revenue	1,393	1,521	2,201	4,405	7,761
Deferred sign-on and hookup fee revenue,net	783	836	(515)	1,768	(372)

Corporate Networks	5,100	4,422	3,844	13,079	14,561

Other services	11,997	10,535	10,089	30,915	32,267
PPV	4,696	4,206	4,971	11,890	13,893
Vírtua	4,783	4,164	2,860	12,245	10,289
Others	2,518	2,165	2,257	6,780	8,086

Gross Revenues	135,730	124,213	112,713	361,107	392,052

Services and other taxes	(25,737)	(24,068)	(19,856)	(68,381)	(67,373)

Net Revenues	109,993	100,145	92,858	292,726	324,678

Direct Operating Expenses	(61,075)	(55,566)	(55,531)	(163,738)	(186,571)
Programming & Royalties	(37,348)	(34,102)	(35,194)	(100,144)	(115,968)
Network Expenses	(8,170)	(6,778)	(5,758)	(21,007)	(18,778)
Customers Relations	(1,601)	(1,965)	(2,144)	(5,027)	(8,885)
Payroll and Benefits	(6,546)	(6,089)	(7,766)	(17,746)	(26,478)
Other Costs	(7,409)	(6,632)	(4,669)	(19,814)	(16,462)

Selling, General and Administrative Expenses	(20,361)	(20,338)	(17,420)	(56,799)	(59,665)
Selling	(4,040)	(3,167)	(474)	(8,802)	(3,113)
General & administrative	(14,368)	(14,325)	(13,746)	(41,024)	(44,760)
Bad Debt Expenses	(1,291)	(1,238)	(3,003)	(4,939)	(8,944)
Other income/(expense), net	(663)	(1,608)	(197)	(2,034)	(2,847)

Depreciation and Amortization	(19,251)	(16,003)	(17,277)	(49,437)	(65,248)
Depreciation	(18,947)	(15,429)	(15,677)	(47,870)	(58,697)
Amortization	(304)	(573)	(1,600)	(1,568)	(6,551)

Loss on write-down of equipment, net	(871)	(262)	151	(1,621)	938

Operating Income/(Loss)	8,435	7,976	2,780	21,131	14,133

Non-operating Expenses
Monetary indexation, net	(1,252)	3,361	(12,246)	2,502	(27,002)
Loss on exchange rate, net	(5,037)	32,712	(85,042)	37,812	(151,336)
Financial expenses	(30,389)	(23,883)	(28,714)	(82,815)	(102,061)
Financial expenses - others	(6,183)	(216)	(242)	(9,313)	(4,179)
Financial expenses - debt	(20,057)	(14,137)	(16,258)	(52,222)	(55,291)
Other Financial expenses	(4,150)	(9,529)	(12,214)	(21,279)	(42,590)
Financial income	3,091	1,005	9,077	6,798	15,865
Other (non-operating)	188	(265)	(253)	92	(42)

Income/(loss) bef. tax, investees,min ints.	(24,964)	20,907	(114,398)	(14,479)	(250,443)
Income tax benefit, net	(372)	(879)	(432)	(1,384)	(3,966)

Income/(loss) bef. investees,min ints.	(25,336)	20,028	(114,830)	(15,863)	(254,408)
Cumulative effect of accouting change	0	0	0	0	(367,733)
Equity in earnings	271	326	(884)	(840)	(508)
Minority interests	0	0	0	0	5

Net Income/(Loss)	(25,065)	20,354	(115,714)	(16,704)	(622,644)

Loss per share	($0.01)	$0.01	($0.06)	($0.01)	($0.31)
Number of shares *	2,028,855,530	2,028,855,530	2,028,855,530	2,028,855,530	2,028,855,530

EBITDA	28,557	24,241	19,907	72,189	78,443

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	3Q03	2Q03		3Q02
US GAAP - (in US$ thousands)%			%		%

Assets
Cash & cash equivalents	52,128	6.6%	36,703	4.6%	29,382	4.6%
Accounts receivable	53,500	6.8%	57,992	7.3%	39,312	6.2%
Advances to suppliers	0	0.0%	0	0.0%	0	0.0%
Advances to employees	858	0.1%	850	0.1%	452	0.1%
Other	994	0.1%	710	0.1%	1,366	0.2%
Provision for doubtful accounts	(15,322)	-2.0%	(16,196)	-2.0%	(7,232)	-1.1%
Net accounts receivables	40,030	5.1%	43,356	5.5%	33,897	5.3%
Income tax recoverable	4,471	0.6%	3,609	0.5%	2,638	0.4%
Deferred income tax	0	0.0%	0	0.0%	0	0.0%
Prepaid expenses and other current assets	10,730	1.4%	7,568	1.0%	4,915	0.8%
Total current assets	107,359	13.7%	91,235	11.5%	70,832	11.1%
Deferred income tax	3,011	0.4%	1,496	0.2%	355	0.1%
Due from related companies	2	0.0%	533	0.1%	1,029	0.2%
Investments and advances to investees	2,116	0.3%	2,679	0.3%	2,298	0.4%
Cable network	799,159	101.9%	817,193	103.4%	598,488	93.9%
Land, buildings, improvem. fix. fit, & instal.	21,285	2.7%	21,684	2.7%	15,780	2.5%
Vehicles	2,295	0.3%	2,864	0.4%	1,873	0.3%
Data processing equip. and others	145,847	18.6%	146,508	18.5%	102,694	16.1%
Cable construction materials	39,065	5.0%	42,999	5.4%	39,537	6.2%
Accumulated depreciation	(629,061)	-80.2%	(632,412)	-80.0%	(430,047)	-67.5%
Net property and equipment	378,591	48.3%	398,836	50.5%	328,325	51.5%
Goodwill on acquisition of subsidiaries	265,432	33.8%	269,968	34.2%	204,765	32.1%
Other assets	27,953	3.6%	25,552	3.2%	29,455	4.6%
Long-term assets	677,105	86.3%	699,064	88.5%	566,228	88.9%
Total assets	784,463	100.0%	790,300	100.0%	637,060	100.0%

Liabilities and Stockholders' Equity
Accounts payable to suppliers and programmers	73,832	9.4%	82,361	10.4%	61,194	9.6%
Income taxes payable	2,169	0.3%	1,494	0.2%	116	0.0%
Short-term debt	71,817	9.2%	72,439	9.2%	62,579	9.8%
Current portion of long-term debt	273,947	34.9%	275,617	34.9%	30,068	4.7%
Other payables and accruals	156,905	20.0%	140,163	17.7%	49,632	7.8%
Current Liabilities	578,670	73.8%	572,074	72.4%	203,588	32.0%
Long-term debt	0	0.0%	0	0.0%	246,815	38.7%
Due to related companies	2,006	0.3%	2,258	0.3%	787	0.1%
Deferred sign-on and hookup fee revenue	25,143	3.2%	26,343	3.3%	18,131	2.8%
Taxes and other payables and accruals	15,505	2.0%	10,393	1.3%	13,480	2.1%
Long-term liabilities	42,654	5.4%	38,994	4.9%	279,212	43.8%
Minority interests in subsidiaries	143	0.0%	146	0.0%	104	0.0%
Commitments and contigencies	140,586	17.9%	132,161	16.7%	47,091	7.4%
Capital Advances	0	0.0%	0	0.0%	0	0.0%
Capital stock - preffered and common shares	2,315,374	295.2%	2,315,374	293.0%	2,316,527	363.6%
Accumulatec deficit	(2,063,334)	-263.0%	(2,038,269)	-257.9%	(1,969,393)	-309.1%
Cumulative translation adjustment	(229,630)	-29.3%	(230,180)	-29.1%	(240,068)	-37.7%
Shareholders' equity	22,410	2.9%	46,925	5.9%	107,066	16.8%
Total Liabilities and Shareholders' Equity	784,463	100.0%	790,300	100.0%	637,060	100.0%

Consolidated Statement of Cash Flows	3Q03	2Q03	9M03

Cash and cash equivalents, beginning of the period	36,703	22,356	15,755

Loss for the period	(25,065)	20,354	(16,704)
Non-cash items
Deferred sign-on and hook-up fee revenue	258	198	1,171
Amortization of deferred revenues	(1,041)	(1,033)	(2,939)
Equity in results of investees	(271)	(326)	840
Exchange losses, net	16,432	(30,509)	(21,909)
Interest on loans, net	20,058	14,137	52,222
Depreciation and amortization	19,251	16,002	49,437
Goodwill impairment	0	0	0
Deferred income tax	(1,956)	(142)	(2,263)
Loss on sale of assets	1,209	412	1,621
Contingences	4,606	9,190	13,796
Cash after non-cash items	33,481	28,283	75,272
Decrease (Increase) in assets and liabilities
Accounts receivable	2,581	(3,305)	(2,242)
Income tax recoverable	(701)	(637)	(1,307)
Prepaid expenses	(3,468)	(187)	(6,372)
Other assets	(3,682)	(906)	(5,916)
Dividends receivable	0	418	418
Accounts payable to suppliers and programmers	(4,074)	(6,540)	(13,047)
Income taxes payable	687	959	1,808
Sales taxes	(2,072)	(3,367)	(7,634)
Payroll and related charges	2,083	1,807	4,608
Other payables and accruals	(1,048)	(161)	269
Contingences	(1,296)	(4,103)	(3,376)
Net cash provided by operating activities	(10,988)	(16,022)	(32,789)
Cash flow from investing activities
Acquisition from investments and advances to related companies	522	(1,617)	(1,219)
Acquistion of property and equipment	(7,787)	(1,724)	(13,212)
Proceeds from the sale of equipment	470	898	3,421
Net cash acquired from acquisition Subsidiary	0	0	0
Net cash provided by investing activities	(6,795)	(2,443)	(11,010)
Cash flow from financing activities
Change in overdraft facilities	0	0	0
Short term debt issuance	0	0	37
Short term debt repayment	0	0	(86)
Repayment of long term debt	0	0	0
Related party loan issuances	0	14	16
Related party loan repayments	0	0	(6)
Net cash after financing activities	0	14	(39)
Effect of exchange rate changes on cash	(273)	4,517	4,939
Change in cash and cash equivalentes	15,425	14,349	36,373
Cash and cash equivalents, end of the period	52,128	36,705	52,128

US $ thousand	Pay-TV				Broadband				Corporate Networks				Total

	3Q03	2Q03	9M03	9M02	3Q03	2Q03	9M03	9M02	3Q03	2Q03	9M03	9M02	3Q03	2Q03	9M03	9M02
Gross Revenues	125,846	115,628	335,783	367,201	4,783	4,164	12,245	10,289	4,883	4,422	12,862	14,561	135,730	124,213	361,107	392,051
subscriptions	116,456	106,900	310,941	337,834	4,433	3,853	11,369	9,862	-	-	-	-	120,889	110,752	322,309	347,696
hookup fee	2,176	2,357	6,173	7,389	193	130	444	220	-	-	-	-	2,369	2,487	6,617	7,608
others	7,214	6,371	18,670	21,978	157	181	432	207	4,883	4,422	12,862	14,561	12,472	10,973	32,181	36,747
Services and other taxes	(24,102)	(22,479)	(64,290)	(63,754)	(1,155)	(1,075)	(2,746)	(2,085)	(481)	(513)	(1,346)	(1,535)	(25,737)	(24,068)	(68,381)	(67,373)
Net Revenue	101,744	93,148	271,493	303,447	3,628	3,088	9,499	8,204	4,401	3,908	11,516	13,026	109,993	100,145	292,727	324,678
Direct Operating	(56,925)	(51,874)	(152,562)	(172,574)	(979)	(1,019)	(3,071)	(6,206)	(2,897)	(2,673)	(7,831)	(7,791)	(61,075)	(55,566)	(163,738)	(186,571)
Selling	(3,552)	(2,793)	(7,635)	(1,511)	(250)	(189)	(568)	(810)	(216)	(184)	(577)	(792)	(4,040)	(3,167)	(8,803)	(3,113)
General and Administrative	(14,298)	(15,445)	(41,349)	(45,098)	(211)	(147)	(440)	(1,014)	(556)	(340)	(1,304)	(1,495)	(15,030)	(15,933)	(43,057)	(47,608)
Bad Debt	(1,101)	(932)	(4,326)	(8,898)	(212)	(283)	(612)	(47)	16	(23)	(8)	-	(1,291)	(1,238)	(4,939)	(8,944)

EBITDA	25,867	22,105	65,620	75,366	1,976	1,450	4,807	127	748	687	1,795	2,949	28,557	24,241	72,189	78,442

% of Net Revenues

Net Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Direct Operating	-55.9%	-55.7%	-56.2%	-56.9%	-27.0%	-33.0%	-32.3%	-75.6%	-65.8%	-68.4%	-68.0%	-59.8%	-55.5%	-55.5%	-55.9%	-57.5%
Selling	-3.5%	-3.0%	-2.8%	-0.5%	-6.9%	-6.1%	-6.0%	-9.9%	-4.9%	-4.7%	-5.0%	-6.1%	-3.7%	-3.2%	-3.0%	-1.0%
General and Administrative	-14.1%	-16.6%	-15.2%	-14.9%	-5.8%	-4.8%	-4.6%	-12.4%	-12.6%	-8.7%	-11.3%	-11.5%	-13.7%	-15.9%	-14.7%	-14.7%
Bad Debt	-1.1%	-1.0%	-1.6%	-2.9%	-5.9%	-9.2%	-6.4%	-0.6%	0.4%	-0.6%	-0.1%	0.0%	-1.2%	-1.2%	-1.7%	-2.8%

EBITDA Margin	25.4%	23.7%	24.2%	24.8%	54.5%	46.9%	50.6%	1.5%	17.0%	17.6%	15.6%	22.6%	26.0%	24.2%	24.7%	24.2%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.